Exhibit 99.1
Home Inns Reports Fourth Quarter and Full Year 2009 Financial Results
Full Year Revenues Increased 39% to RMB 2.60 Billion;
Home Inns Chain Consisted of 616 Hotels in Operation as of December 31, 2009
Shanghai, March 3, 2010 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2009.
Fourth Quarter 2009 Financial Highlights
•	Total revenues for the fourth quarter increased 29.6% year-over-year to RMB 699.0 million (US$102.4 million), slightly exceeding guidance of RMB 675 million to RMB 695 million.

•
Net income attributable to shareholders for the quarter was RMB 68.4 million (US$10.0 million), including gain on buy-back of convertible bonds of RMB 2.1 million (US$0.3 million), and share-based compensation expenses of RMB 9.8 million (US$1.4 million). This compares to a net income attributable to shareholders of RMB 114.6 million (US$16.8 million) in the fourth quarter of 2008, which included gain on buy-back of convertible bonds of RMB 103.3 million (US$15.1 million), share based compensation expenses of RMB 8.8 million (US$1.3 million) and foreign exchange gain of RMB 0.6 million (US$0.09 million).

•
Income from operations for the quarter was RMB 83.1 million (US$12.2 million), compared to income from operations of RMB 16.5 million (US$2.4 million) in the same period of 2008. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 92.9 million (US$13.6 million) for the quarter, compared to RMB 25.3 million (US$3.7 million) in the same period of 2008, representing an increase of 267.3% year-over-year.

•
EBITDA (non-GAAP) for the quarter was RMB 169.3 million (US$24.8 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) for the quarter was RMB 177.0 million (US$25.9 million), compared to RMB 86.1 million (US$12.6 million) in the same period of 2008, representing an increase of 105.7% year-over-year.

•	Diluted earnings per ADS for the quarter were RMB 1.58 (US$0.21), while adjusted diluted earnings per ADS (non-GAAP) for the quarter were RMB 1.79 (US$0.26).
Diluted earnings per ADS and adjusted diluted earnings per ADS (non-GAAP) exclude gain on buy-back of convertible bonds. Adjusted diluted earnings per ADS (non-GAAP) also exclude foreign exchange loss and share-based compensation expenses. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
Full Year Financial 2009 Highlights
•
Total revenues for the year increased 39.0% year-over-year to RMB 2.60 billion (US$381.0 million), within the most recent guidance range of 37-39% year-over-year growth, provided when Home Inns discussed its third quarter of 2009 results last November.

•
Net income attributable to shareholders for the year was RMB 256.0 million (US$37.5 million). Net income was reduced by share-based compensation of RMB 32.0 million (US$4.7 million) and foreign exchange losses of RMB 0.3 million (US$0.04 million), and increased by gain on buy-back of convertible bonds of RMB 69.3 million (US$10.2 million). This compares to a net income attributable to shareholders of RMB 101.2 million (US$14.8 million) in 2008, which included share based compensation expenses of RMB 24.8 million (US$3.6 million), foreign exchange losses of RMB 65.5 million (US$9.6 million) and gain on buy-back of convertible bonds of RMB 103.3 million (US$15.1 million).

•
Income from operations was RMB 241.6 million (US$35.4 million), compared to income from operations of RMB 81.8 million (US$12.0 million) in the previous year. Income from operations excluding share-based compensation expenses (non-GAAP) increased by 156.6% from RMB 106.6 million (US$15.6 million) in the previous year to RMB 273.6 million (US$40.1 million) in 2009.

•
EBITDA (non-GAAP) for the full year was RMB 614.5 million (US$90.0 million). Excluding foreign exchange losses, share-based compensation expenses, and gain on buy-back of convertible bonds, adjusted EBITDA (non-GAAP) was RMB 577.5 million (US$84.6 million), compared to RMB 311.0 million (US$45.6 million) for the same period a year ago, an increase of 85.7% year-over-year.

•	Diluted earnings per ADS were RMB 4.69 (US$0.67). Adjusted diluted earnings per ADS (non-GAAP) were RMB 5.41 (US$0.79).
“Although 2009 began as a challenging year, our effective implementation of a prudent expansion plan and rigorous hotel management allowed us to benefit from the improving Chinese economy towards the end of the year. This resulted in Home Inns not only achieving our revenue targets but also demonstrating stronger bottom-line profitability,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “As we look into 2010, we anticipate the positive business momentum to continue as we reaccelerate our expansion while tightly controlling costs and ensuring a healthy margin.”
Operational Highlights
•
During the fourth quarter of 2009, Home Inns opened 33 net new hotels, including 13 net leased-and-operated hotels and 20 net franchised-and-managed hotels. In the entire year 2009, Home Inns opened 145 net new hotels. As of December 31, 2009, the Home Inns hotel chain included 616 hotels in operation with an average of 116 rooms per hotel in operation. Home Inns’ hotels in operation cover 120 cities in China and consist of 390 leased-and-operated hotels, including one H Hotel (Home Inns’ premium brand hotel), and 226 franchised-and-managed hotels.

•	As of December 31, 2009, Home Inns had an additional 6 leased-and-operated hotels and 63 franchised-and-managed hotels contracted.

•
The occupancy rate for all hotels in operation was 92.9% in the fourth quarter of 2009, compared with 84.1% in the same period in 2008 and 97.0% in the previous quarter. The year-over-year increase was mainly due to a less dilutive impact from fewer new hotels opened this year, as well as improved macroeconomic conditions compared with the fourth quarter of 2008 when the global financial crisis took a toll on business activities in China. The sequential decrease in occupancy resulted from normal seasonal patterns as business activity tends to peak in the second and third quarters. For the full year 2009, occupancy was 91.5%, compared with 85.0% in 2008. The increase in occupancy rate year-over-year was mainly attributable to our more moderate expansion in this year resulting in less dilutive impact from new hotels.

•
RevPAR, defined as revenue per available room, was RMB 149 in the fourth quarter of 2009, compared with RMB 141 in the same period in 2008 and RMB 157 in the previous quarter. The RevPAR increase year-over-year was attributable to the higher occupancy rate while offset slightly by the expected decline in average daily rate, or ADR. The ADR decline year-over-year was primarily due to an anticipated increase in mixture of hotels in lower tier cities, where room rates are lower. Sequentially, RevPAR declined due to a seasonally lower occupancy rate in the fourth quarter as discussed above. For the year 2009, RevPAR was RMB 146, compared with RMB147 in 2008. RevPAR was positively impacted by higher occupancy while offset by lower ADR.

•
RevPAR for Home Inns’ hotels which had been in operation for at least 18 months was RMB 159 for the fourth quarter of 2009, compared to RMB 152 for the same group of hotels in the same period in 2008. This positive comparison was attributable to the higher occupancy rate. ADR declined year-over-year, however, at a slower rate compared to the rate of ADR decline year-over-year at mature hotels during the prior quarters in 2009.

“In addition to our improved overall performance, due largely to the reduced impact of new hotel openings, the key metrics of our mature hotels strengthened in the fourth quarter compared to this time last year indicating an improved economic and operational environment,” continued Mr. Sun. “This has allowed us to renew our focus on our core expansion plan, as we remain excited and encouraged regarding the vast opportunity which we believe remains within China’s economy hotel sector.”
Fourth Quarter and Full Year 2009 Financial Results
For the fourth quarter of 2009, Home Inns’ total revenues increased by 29.6 % year-over-year to RMB 699.0 million (US$102.4 million). Total revenues for the year were RMB 2.60 billion (US$381.0 million), an increase of 39.0% year-over-year.
Total revenues from leased-and-operated hotels for the fourth quarter of 2009 were RMB 656.5 million (US$96.2 million), representing a 29.4% increase year-over-year and a 4.3% decline sequentially. The year-over-year increase was primarily the result of a larger leased-and-operated hotel portfolio, as well as a greater number of mature hotels, while the sequential decline was due to the expected lower occupancy rate in the fourth quarter. Home Inns opened a net of 13 new leased-and-operated hotels during the fourth quarter of 2009.
For the year 2009, total revenues from leased-and-operated hotels were RMB 2.45 billion (US$359.4 million), representing a 38.5% increase year-over- year. Home Inns opened a net of 64 new leased-and-operated hotels during the year.
Total revenues from franchised-and-managed hotels for the fourth quarter of 2009 were RMB 42.5 million (US$6.2 million), representing a 33.7% increase year-over-year and a 2.0% increase sequentially. Revenues from franchised-and-managed hotels for the quarter increased as a result of the higher number of such hotels in operation. Sequentially, this was still the case even after being offset by lower occupancy due to normal seasonal patterns. Home Inns opened a net of 20 new franchised-and-managed hotels during the fourth quarter of 2009.

For the year 2009, total revenues from franchised-and-managed hotels were RMB 147.5 million (US$21.6 million), representing a 47.9% increase year-over-year. Home Inns opened a net of 81 new franchised-and-managed hotels during the year 2009.
Total operating costs and expenses for the fourth quarter of 2009 were RMB 572.9 million (US$83.9 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 563.1 million (US$82.5 million), or 80.6% of total revenues, representing a 16.9% increase year-over-year and a 0.9% decline sequentially.
Total operating costs and expenses for 2009 were RMB 2.20 billion (US$322.3 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) were RMB 2.17 billion (US$317.6 million) or 83.4% of total revenues.
Total leased-and-operated hotel costs for the fourth quarter of 2009 were RMB 511.4 million (US$74.9 million), representing 77.9% of the leased-and-operated hotel revenues. This compared to 86.7% for the same quarter in 2008 and 76.1% for the previous quarter. The decrease in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenue year-over-year was primarily due to fewer hotels under construction, resulting in substantially lower pre-opening expenses. It was also helped by the lower mix of newly opened hotels, as well as the improved RevPAR at mature hotels. The sequential increase in percentage was mainly due to lower RevPAR and hence lower revenues per hotel while costs per hotel remained relatively stable.
For the full year 2009, total leased-and-operated hotel costs were RMB 1.99 billion (US$291.4 million). Leased-and-operated hotel costs as percentage of leased-and-operated hotel revenues were 81.1% compared with 84.6% in 2008. The decline was due to low pre-opening expenses for hotels under construction as a result of a more moderate expansion in 2009.
Sales and marketing expenses for the fourth quarter of 2009 were RMB 9.4 million (US$1.4 million), a decrease of 2.8% year-over-year and an increase of 30.6% sequentially. The decrease year-over-year was due to a less aggressive marketing plan in 2009, and the sequential increase was due to certain planned marketing activities during the quarter and the absence of such activities in the previous quarter. Sales and marketing expenses for 2009 were RMB 30.5 million (US$4.5 million), representing 1.2% of total revenue, compared with RMB 27.2 million (US$4.0 million) or 1.5% of total revenue in 2008. The decrease in 2009 was a result of a conservative marketing plan based on the economic outlook and fewer new hotels opening, and the decrease as a percentage of revenue is also a result of a larger revenue base.
General and administrative expenses for the fourth quarter of 2009 were RMB 52.1 million (US$7.6 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 42.3 million (US$6.2 million), or 6.1% of the total revenues, compared with 6.0% of the total revenues in the same period of 2008 and 5.4% in the previous quarter. The sequential increase was mainly due to the lower revenue base.
General and administrative expenses for the year were RMB 180.5 million (US$26.4 million). General and administrative expenses excluding share-based compensation (non-GAAP) were RMB 148.5 million (US$21.8 million) or 5.7% of total revenues, compared with 6.8% in 2008. The improvement in the ratio of general and administrative expenses to total revenues reflects the positive operational leverage achieved during the year. Reduced new hotel development activities in most of 2009 also led to a low level of related expenses.

The above resulted in income from operations for the quarter of RMB 83.1 million (US$12.2 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 92.9 million (US$13.6 million), compared to RMB 25.3 million (US$3.7 million) in the same period of 2008 and RMB 115.6 million (US$16.9 million) in the previous quarter. The major reasons for the higher income from operations year-over-year were higher revenues and better leased-and-operated hotel expense ratios, while the sequential decrease was due to the seasonally lower RevPAR resulting in lower revenues.
Income from operations for 2009 was RMB 241.6 million (US$35.4 million). Income from operations excluding share-based compensation (non-GAAP) was RMB 273.6 million (US$40.1 million), or 10.5% of total revenues. This compared with 5.7% for the same period a year ago. Margin was positively impacted by the lower pre-opening expenses for hotels under construction as a result of more moderate expansion, the higher occupancy rate which had a positive impact as the majority of hotel level costs are fixed, higher franchise revenue, which has no direct costs, and better SG&A ratios.
EBITDA (non-GAAP) for the fourth quarter of 2009 was RMB 169.3 million (US$24.8 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 177.0 million (US$25.9 million), an increase of 105.7% from the same period a year ago and a decrease of 7.3% sequentially.
EBITDA (non-GAAP) for the full year was RMB 614.5 million (US$90.0 million). Excluding foreign exchange gain/losses, share-based compensation expenses and gain from repurchase of its own convertible bonds, adjusted EBITDA (non-GAAP) was RMB 577.5 million (US$84.6 million), an increase of 85.7% from previous year.
Net income attributable to shareholders for the quarter was RMB 68.4 million (US$10.0 million). Adjusted net income attributable to shareholders (non-GAAP), which excludes gain on buy-back of convertible bonds, share-based compensation expenses and foreign exchange loss, was RMB 76.1 million (US$11.2 million) for the fourth quarter of 2009, an increase of 290.7% from the same period a year ago and a decrease of 15.6% sequentially.
For the full year 2009, net income attributable to shareholders was RMB 256.0 million (US$37.5 million). Adjusted net income (non-GAAP), which excludes gain on buy-back of convertible bonds, share-based compensation expenses and foreign exchange loss, was RMB 219.0 million (US$32.1 million) for 2009, an increase of 148.0% from previous year.
For the fourth quarter of 2009, basic earnings per share were RMB 0.86 (US$0.13), while diluted earnings per share were RMB 0.79 (US$0.11). Basic earnings per ADS were RMB 1.72 (US$0.25), while diluted earnings per ADS were RMB 1.58 (US$0.21). Excluding gain on buy-back of convertible bonds, share-based compensation expenses and foreign exchange loss, adjusted basic earnings per share (non-GAAP) were RMB 0.96 (US$0.14), while adjusted diluted earnings per share (non-GAAP) were RMB 0.90 (US$0.13). Adjusted basic earnings per ADS (non-GAAP) were RMB 1.92 (US$0.28), and adjusted diluted earnings per ADS (non-GAAP) were RMB 1.79 (US$0.26).

For the full year 2009, basic and diluted earnings per share amounted to RMB 3.37 (US$0.49) and RMB 2.34 (US$0.33), respectively, and basic and diluted earnings per ADS were RMB 6.74 (US$0.99) and RMB 4.69 (US$0.67), respectively. Excluding gain on buy-back of convertible bonds, share-based compensation expenses and foreign exchange loss, adjusted basic and diluted earnings per share (non-GAAP) were RMB 2.88 (US$0.42) and RMB 2.71 (US$0.40), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 5.77 (US$0.85) and RMB 5.41 (US$0.79), respectively.
Net operating cash flow for the fourth quarter of 2009 was RMB 182.6 million (US$26.8 million). Capital expenditures for the quarter were RMB 45.9 million (US$6.7 million). Cash spent on the purchase of property and equipment, which is part of investing cash flow, was RMB 59.6 million (US$8.7 million), resulting from both capital expenditure during the current period and reduction in payables for previous periods’ capital expenditures.
Net operating cash flow for the full year 2009 was RMB 648.7 million (US$95.0 million). Capital expenditures for full year 2009 were RMB 250.4 million (US$36.7 million). Cash spent on the purchase of property and equipment was RMB 426.6 million (US$62.5 million), resulting from both current year capital expenditure and reduction in payables for previous years’ capital expenditures.
As of December 31, 2009, Home Inns had cash and cash equivalents of RMB 829.6 million (US$121.5 million), and the outstanding balance of its convertible bonds was RMB 363.5 million (US$53.3 million), including principal and accrued interest. During the fourth quarter of 2009, Home Inns repurchased and retired RMB 74.2 million (US$10.9 million) of these convertible bonds.
Outlook for First Quarter and Full Year 2010
Home Inns expects to open 180 to 200 net new hotels in 2010, including approximately 80-90 leased-and-operated hotels and 90-120 franchised-and-managed hotels. Most of new leased-and-operated hotels are expected to be opened during the second half of the year, hence are expected to have limited contribution to revenue in 2010. Based on this plan, Home Inns expects total revenues for 2010 to grow 18% — 22% over 2009. Total revenues in the first quarter of 2010 are expected to be in the range of RMB 650 million (US$95.2 million) to RMB 670 million (US$98.2 million), representing a 22-26% year-over-year increase, but a slightly sequential decrease as the first quarter includes the Chinese New Year holidays during which travel activities are reduced. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 8 PM on March 3, 2010, U.S. Eastern Standard Time (9 AM on March 4, 2010, Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10-800-130-0399
Hong Kong:	+852-3002-1672
U.S. (toll free):	+1-888-396-2298
U.S. and International:	+1-617-847-8708
Passcode for all regions:  Home Inns

A replay of the conference call may be accessed by phone at the following numbers until 9 PM on March 10, 2010 U.S. Eastern Standard Time.

U.S. toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	76673337
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; and the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.
Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, adjusted basic and diluted earnings and ADS per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in its business. In addition, its EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2008		December 31, 2009
	RMB ’000		RMB ’000	US$ ’000

ASSETS
Current assets:
Cash and cash equivalents	608,445		829,592	121,536
Short-term investment	100,000		—	—
Accounts receivable	23,263		32,069	4,698
Receivables from related parties	1,617		3,136	459
Consumables	26,885		15,319	2,244
Prepayments and other current assets, net of allowance	63,904		53,054	7,772
Deferred tax assets, current	41,824		38,918	5,702

Total current assets	865,938		972,088	142,411

Property and equipment, net	1,950,900		1,905,307	279,129
Goodwill	390,882		390,882	57,265
Intangible assets, net	44,977		43,184	6,326
Other assets	33,177		33,861	4,961
Deferred tax assets, non-current	77,580		109,626	16,060

Total assets	3,363,454		3,454,948	506,152

LIABILITIES
Current liabilities:
Accounts payable	22,438		21,654	3,172
Payables to related parties	6,668		3,815	559
Convertible bond, current	—		363,506	53,254
Salaries and welfare payable	69,635		103,667	15,187
Income tax payable	52,458		61,764	9,048
Other taxes payable	12,691		15,361	2,250
Deferred revenues	38,082		57,232	8,385
Accruals for customer reward program	8,587		13,331	1,953
Other unpaid and accruals	52,220		67,502	9,889
Other payables	376,739		217,798	31,907

Total current liabilities	639,518		925,630	135,604

Deferred rental	136,825		155,612	22,797
Deferred revenues, non-current	22,697		45,240	6,628
Deposit	13,741		20,735	3,038
Unfavorable lease liability	16,017		14,585	2,137
Convertible bond, non-current	895,696		—	—
Deferred tax liability, non-current	12,279		11,577	1,696

Total liabilities	1,736,773		1,173,379	171,900

Commitments and contingencies

Shareholders’ equity

Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 71,212,795 and 80,303,510 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	2,899		3,209	470
Additional paid-in capital	1,393,905		1,798,086	263,421
Statutory reserves	49,994		67,591	9,902
Retained earnings	160,810		399,218	58,486

Total Home Inns shareholders’ equity	1,607,608		2,268,104	332,279

Noncontrolling interest	19,073	*	13,465	1,973

Total shareholders’ equity	1,626,681		2,281,569	334,252

Total liabilities and shareholders’ equity	3,363,454		3,454,948	506,152

 *  Reflects implementation of ASC 810 (formerly referred to as SFAS No.160 “Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No.51”)
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8259 on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended				Year Ended
	December 31, 2008	September 30, 2009	December 31, 2009		December 31, 2008		December 31, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenues:
Leased-and-operated hotels	507,363	685,729	656,505	96,179	1,771,762	259,694	2,453,105	359,382
Franchised-and-managed hotels	31,789	41,640	42,493	6,225	99,779	14,625	147,535	21,614

Total revenues	539,152	727,369	698,998	102,404	1,871,541	274,319	2,600,640	380,996
Less: Business tax and related surcharges	(32,222)	(43,798)	(42,996)	(6,299)	(111,870)	(16,397)	(158,975)	(23,290)

Net revenues	506,930	683,571	656,002	96,105	1,759,671	257,922	2,441,665	357,706

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(188,309)	(198,313)	(207,136)	(30,346)	(643,694)	(94,349)	(797,944)	(116,899)
Personnel costs*	(92,892)	(126,936)	(111,097)	(16,276)	(337,837)	(49,518)	(461,949)	(67,676)
Depreciation and amortization	(57,630)	(70,985)	(73,226)	(10,727)	(190,698)	(27,951)	(281,543)	(41,246)
Consumables, food and beverage	(42,201)	(48,645)	(43,290)	(6,342)	(143,555)	(21,041)	(172,467)	(25,267)
Others	(58,608)	(76,732)	(76,622)	(11,225)	(182,284)	(26,718)	(275,186)	(40,315)

Total leased-and-operated hotel costs	(439,641)	(521,611)	(511,371)	(74,916)	(1,498,068)	(219,577)	(1,989,089)	(291,403)

Sales and marketing expenses	(9,641)	(7,177)	(9,374)	(1,373)	(27,161)	(3,981)	(30,462)	(4,463)
General and administrative expenses*	(41,131)	(46,925)	(52,111)	(7,634)	(152,648)	(22,374)	(180,480)	(26,440)

Total operating costs and expenses	(490,413)	(575,713)	(572,856)	(83,923)	(1,677,877)	(245,932)	(2,200,031)	(322,306)

Income from operations	16,517	107,858	83,146	12,182	81,794	11,990	241,634	35,400

Interest income	6,878	1,364	1,066	156	32,023	4,694	6,686	980
Interest expense	(4,703)	(2,212)	(1,576)	(231)	(28,136)	(4,124)	(10,983)	(1,609)
Gain on buy-back of convertible bond	103,291	4,305	2,076	304	103,291	15,140	69,327	10,156
Other non-operating income	1,730	3,395	7,734	1,133	10,972	1,608	16,248	2,380
Foreign exchange gain/(loss), net	597	(34)	(35)	(5)	(65,524)	(9,604)	(286)	(42)

Income before income tax expense and noncontrolling interests	124,309	114,676	92,411	13,539	134,419	19,704	322,626	47,265

Income tax expense	(8,007)	(26,557)	(22,434)	(3,287)	(28,108)	(4,120)	(62,166)	(9,107)

Net income	116,302	88,119	69,977	10,252	106,311	15,584	260,460	38,158

Noncontrolling interest	(1,715)	(1,379)	(1,595)	(234)	(5,087)	(746)	(4,457)	(653)

Net income attributable to shareholders	114,588	86,740	68,382	10,018	101,225	14,838	256,003	37,505

Earnings per share
— Basic	1.61	1.10	0.86	0.13	1.43	0.21	3.37	0.49

— Diluted	0.16	0.99	0.79	0.11	0.04	0.01	2.34	0.33

Weighted average ordinary shares outstanding
— Basic	71,075	79,164	79,423	79,423	70,863	70,863	75,923	75,923

— Diluted	77,113	84,018	84,817	84,817	78,037	78,037	80,895	80,895

* Share-based compensation expense was included in the statement of operations as follows:

Leased-and-operated hotel costs — Personnel costs	3	—	—	—	11	2	—	—
General and administrative expenses	8,775	7,759	9,767	1,431	24,833	3,640	32,009	4,689
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8259 on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(511,371)	73.2%	—	0.0%	(511,371)	73.2%
Sales and marketing expenses	(9,374)	1.3%	—	0.0%	(9,374)	1.3%
General and administrative expenses	(52,111)	7.5%	9,767	1.4%	(42,344)	6.1%

Total operating costs and expenses	(572,856)	82.0%	9,767	1.4%	(563,089)	80.6%

Income from operations	83,146	11.9%	9,767	1.4%	92,913	13.3%

	Quarter Ended December 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(74,916)	73.2%	—	0.0%	(74,916)	73.2%
Sales and marketing expenses	(1,373)	1.3%	—	0.0%	(1,373)	1.3%
General and administrative expenses	(7,634)	7.5%	1,431	1.4%	(6,203)	6.1%

Total operating costs and expenses	(83,923)	82.0%	1,431	1.4%	(82,492)	80.6%

Income from operations	12,182	11.9%	1,431	1.4%	13,613	13.3%

	Quarter Ended September 30, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(521,611)	71.7%	—	0.0%	(521,611)	71.7%
Sales and marketing expenses	(7,177)	1.0%	—	0.0%	(7,177)	1.0%
General and administrative expenses	(46,925)	6.5%	7,759	1.1%	(39,166)	5.4%

Total operating costs and expenses	(575,713)	79.2%	7,759	1.1%	(567,954)	78.1%

Income from operations	107,858	14.8%	7,759	1.1%	115,617	15.9%

	Quarter Ended December 31, 2008
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(439,641)	81.5%	3	0.0%	(439,638)	81.5%
Sales and marketing expenses	(9,641)	1.8%	—	0.0%	(9,641)	1.8%
General and administrative expenses	(41,131)	7.6%	8,775	1.6%	(32,356)	6.0%

Total operating costs and expenses	(490,413)	90.9%	8,778	1.6%	(481,635)	89.3%

Income from operations	16,517	3.1%	8,778	1.6%	25,294	4.7%

	Year Ended December 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,989,089)	76.5%	—	0.0%	(1,989,089)	76.5%
Sales and marketing expenses	(30,462)	1.2%	—	0.0%	(30,462)	1.2%
General and administrative expenses	(180,480)	6.9%	32,009	1.2%	(148,471)	5.7%

Total operating costs and expenses	(2,200,031)	84.6%	32,009	1.2%	(2,168,022)	83.4%

Income from operations	241,634	9.3%	32,009	1.2%	273,643	10.5%

	Year Ended December 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(291,403)	76.5%	—	0.0%	(291,403)	76.5%
Sales and marketing expenses	(4,463)	1.2%	—	0.0%	(4,463)	1.2%
General and administrative expenses	(26,440)	6.9%	4,689	1.2%	(21,751)	5.7%

Total operating costs and expenses	(322,306)	84.6%	4,689	1.2%	(317,617)	83.4%

Income from operations	35,400	9.3%	4,689	1.2%	40,089	10.5%

	Year Ended December 31, 2008
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,498,068)	80.0%	11	0.0%	(1,498,057)	80.0%
Sales and marketing expenses	(27,161)	1.5%	—	0.0%	(27,161)	1.5%
General and administrative expenses	(152,648)	8.2%	24,833	1.3%	(127,815)	6.8%

Total operating costs and expenses	(1,677,877)	89.7%	24,844	1.3%	1,653,033	88.3%

Income from operations	81,794	4.4%	24,844	1.3%	106,638	5.7%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8259 on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2008	September 30, 2009	December 31, 2009		December 31, 2008	December 31, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to shareholders (GAAP)	114,588	86,740	68,382	10,018	101,225	256,003	37,505

Foreign exchange loss, net	(597)	34	35	5	65,524	286	42

Share-based compensation	8,778	7,759	9,767	1,431	24,844	32,009	4,689

Gain on buy-back of convertible bond	(103,291)	(4,305)	(2,076)	(304)	(103,291)	(69,327)	(10,157)

Adjusted net income attributable to shareholders (Non-GAAP) (Net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)	19,478	90,228	76,108	11,150	88,302	218,970	32,079

	Quarter Ended				Year Ended
	December 31, 2008	September 30, 2009	December 31, 2009		December 31, 2008	December 31, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	1.61	1.10	0.86	0.13	1.43	3.37	0.49

— Diluted	0.16	0.99	0.79	0.11	0.04	2.34	0.33

Weighted average ordinary shares outstanding
— Basic	71,075	79,164	79,423	79,423	70,863	75,923	75,923

— Diluted	77,113	84,018	84,817	84,817	78,037	80,895	80,895

Adjusted earnings per share (Non-GAAP) (Earnings per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)
— Basic	0.27	1.14	0.96	0.14	1.25	2.88	0.42

— Diluted	0.27	1.07	0.90	0.13	1.20	2.71	0.40

Weighted average ordinary shares outstanding
— Basic	71,075	79,164	79,423	79,423	70,863	75,923	75,923

— Diluted	77,113	84,018	84,817	84,817	78,037	80,895	80,895

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8259 on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2008	September 30, 2009	December 31, 2009		December 31, 2008		December 31, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to shareholders	114,588	86,740	68,382	10,018	101,225	14,838	256,003	37,505
Interest income	(6,878)	(1,364)	(1,066)	(156)	(32,023)	(4,694)	(6,686)	(980)
Interest expenses	4,703	2,212	1,576	231	28,136	4,124	10,983	1,609
Income tax expense	8,007	26,557	22,434	3,287	28,108	4,120	62,166	9,107
Depreciation and amortization	60,761	73,317	77,992	11,426	198,500	29,095	292,050	42,786

EBITDA (Non-GAAP)	181,181	187,462	169,318	24,806	323,946	47,483	614,516	90,027

Foreign exchange loss, net	(597)	34	35	5	65,524	9,604	286	42
Share-based compensation	8,778	7,759	9,767	1,431	24,844	3,642	32,009	4,689
Gain on buy-back of convertible bond	(103,291)	(4,305)	(2,076)	(304)	(103,291)	(15,140)	(69,327)	(10,157)
Adjusted EBITDA (Non-GAAP) (EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)	86,071	190,950	177,044	25,938	311,023	45,589	577,483	84,601

%of total revenue	16.0%	26.3%	25.3%	25.3%	16.6%	16.6%	22.2%	22.2%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	December 31,	September 30,	December 31,
	2008	2009	2009

Total Hotels in operation:	471	583	616
Leased-and-operated hotels	326	377	390
Franchised-and-managed hotels	145	206	226
Total rooms	55,631	68,044	71,671
Occupancy rate (as a percentage)	84.1%	97.0%	92.9%
Average daily rate (in RMB)	167	161	160
RevPAR (in RMB)	141	157	149
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,	December 31,
	2008	2009

Total Hotels in operation:	363	363
Leased-and-operated hotels	270	270
Franchised-and-managed hotels	93	93
Total rooms	43,990	43,990
Occupancy rate (as a percentage)	89.2%	95.9%
Average daily rate (in RMB)	170	166
RevPAR (in RMB)	152	159
 *  “Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.